UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Digital Domain Media Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25386U104

(CUSIP Number)

Shaun L. McGruder 505 South Flagler Dr., Suite 1400 West Palm Beach, FL 33401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d-1 (e), 240.1 3d-1 (f) or 240.1 3d-1 (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25386U104	Page 2 of 14 Pages

(1)	Names of reporting persons PBC GP III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 23,639,100 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 23,639,100 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 23,639,100 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 54.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104	Page 3 of 14 Pages

(1)	Names of reporting persons PBC Digital Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 7,992,101 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 7,992,101 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,992,101 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 18.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104	Page 4 of 14 Pages

(1)	Names of reporting persons PBC MGPEF DDH, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 4,707,340 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 4,707,340 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 4,707,340 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104	Page 5 of 14 Pages

(1)	Names of reporting persons PBC Digital Holdings II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 3,036,488 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 3,036,488
(11)	Aggregate amount beneficially owned by each reporting person 3,036,488 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104	Page 6 of 14 Pages

(1)	Names of reporting persons PBC DDH Warrants, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 666,554 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 666,554 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 666,554 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.5%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104	Page 7 of 14 Pages

(1)	Names of reporting persons PBC JT, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 7,236,617 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 7,236,617 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,236,617 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 16.6%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 3 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by PBC GP III, LLC (“PBC GP III”), PBC Digital Holdings, LLC (“PBC Digital Holdings”), PBC MGPEF DDH, LLC (“PBC MGPEF DDH”), PBC Digital Holdings II, LLC (“PBC Digital Holdings II”) and PBC DDH Warrants, LLC (“PBC DDH Warrants”) (collectively, the “Prior Filers”) with the Commission on February 15, 2012, as amended by Amendment No. 1 to such statement filed with the Commission on June 13, 2012, and as amended by Amendment No. 2 to such statement filed with the Commission on August 21, 2012 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following information for updating:

This Amendment is being jointly filed by each of the Prior Filers and PBC JT, LLC (“PBC JT”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Exchange Act. PBC GP III may be deemed to control PBC JT by virtue of being its only manager.

The principal business address of PBC JT is 505 South Flagler Dr., Suite 1400, West Palm Beach, FL 33401.

PBC JT is principally engaged in making investments. PBC GP III is the manager of PBC JT.

During the past five years, PBC JT has not been, and, to the knowledge of the Reporting Persons, none of the executive officers or directors of PBC JT (if applicable) have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

No funds were used by PBC JT to acquire beneficial ownership of the shares of Common Stock reported herein by PBC JT. PBC JT acquired beneficial ownership of such shares in its capacity as administrative agent under the Security Agreement (as defined below) as described in Item 4 below.

[1]

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On November 22, 2011, PBC Digital Holdings II, together with various other lenders, made bona fide loans to John Textor, who was an executive officer of the Issuer at such time, in the amount of $10,000,003, plus an additional $86,298.50 to cover transaction expenses, for an aggregate amount of $10,086,301.50. Various entities controlled by Mr. Textor and his wife guaranteed such loans. Such loans were secured by various property of Mr. Textor and his wife, including 8,461,617 shares of Common Stock, and, in connection therewith, Mr. Textor and his wife entered into a Pledge and Security Agreement, dated November 22, 2011 (the “Security Agreement”), with PBC JT, as administrative agent for PBC Digital Holdings II and such other lenders. PBC JT is controlled by PBC GP III.

Pursuant to the Security Agreement, (i) all of such 8,461,617 shares of Common Stock were required to be delivered to PBC JT, as administrative agent, for the ratable benefit of the Lenders (as defined in the Security Agreement), (ii) PBC JT, for the ratable benefit of the Lenders, has the right to receive and to retain as Collateral (as defined in the Security Agreement) all dividends, interest and other payments and distributions made upon or with respect to the Collateral, (iii) if a Default (as defined in the Security Agreement) shall have occurred and be continuing, PBC JT, for the ratable benefit of the Lenders, has the right to the extent permitted by law (and Mr. Textor and his wife are required to take all such action as may be necessary or appropriate to give effect to such right) to vote and to give consents, ratifications and waivers, and take any other action with respect to the Collateral (which included such shares of Common Stock) with the same force and effect as if PBC JT (on behalf of the Lenders) were the absolute and sole owner thereof and (iv) if a Default shall have occurred and be continuing, PBC JT, for the ratable benefit of the Lenders, has the right to sell, transfer, assign or otherwise deal in or with the Collateral or the proceeds or avails thereof, as fully and effectually as if PBC JT were the absolute owner thereof.

On March 30, 2012, Mr. Textor made an aggregate re-payment of $1,590,000 under such loans, which amount was applied to interest and principal, leaving a principal balance of $9,020,832.40 as of March 31, 2012.

On April 13, 2012, Mr. Textor and his wife entered into an Account Control Agreement with UBS Financial Services, Inc. (“UBS”) and PBC JT, pursuant to which such 8,461,617 shares of Common Stock were deposited with UBS (the account in which such shares of Common Stock were deposited is referred to herein as the “Controlled Account”).

Between May and August 2012, PBC Digital Holdings II loaned, in separate transactions, an additional $3,475,000 in the aggregate to Mr. Textor. On May 10, 2012, Mr. Textor made an additional re-payment of $2,500,000 under such loans. As of August 31, 2012, $10,252,665.83 in the aggregate was outstanding under all such loans (inclusive of accrued and unpaid interest). All of such additional loans were bona fide loans.

On July 14, 2012, PBC JT authorized the release of 800,000 shares of Common Stock from the Controlled Account, and on August 2, 2012 PBC JT authorized the release of an additional 425,000 shares of Common Stock from the Controlled Account, leaving a total of 7,236,617 shares of Common Stock in the Controlled Account.

On August 31, 2012, a Default occurred under such loans and PBC JT, as administrative agent, obtained the right to vote and dispose of such 7,236,617 shares of Common Stock for the ratable benefit of the Lenders. PBC JT and the other Reporting Persons who are Lenders intend to continue evaluating all rights and remedies with respect to such Default and to continue to engage in settlement discussions with Mr. Textor with respect to such Default.

On September 7, 2012, PBC Digital Holdings II, together with various of the other Reporting Persons, submitted a term sheet to the Issuer relating to the proposed acquisition of certain assets of the Issuer’s business by PBC Digital Holdings II or one of its designees. Such term sheet was unsigned and non-binding and was submitted to the Issuer for discussion purposes. PBC Digital Holdings II, together with the various other Reporting Persons who submitted such term sheet, withdrew such term sheet on September 8, 2012.

In addition to the foregoing, on September 10, 2012, John M. Nichols resigned his position as a member of the Board of Directors of the Issuer. Mr. Nichols was appointed to the Board of Directors by PBC Digital Holdings and PBC MGPEF DDH on behalf of all of the PBC Companies and was the designee of each of them. Neither PBC Digital Holdings nor PBC MGPEF DDH has a current intention to appoint any person to the Board of Directors of the Issuer.

The foregoing description is qualified in its entirety by reference to the Security Agreement, a copy of which is attached hereto as Exhibit A and is hereby incorporated herein by reference.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate.

In addition, the Reporting Persons may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock.

Except as set forth in the Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

(a) The percentages used herein are calculated based upon 43,563,481 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, as filed with the Commission on August 14, 2012.

(i) PBC Digital Holdings may be deemed to beneficially own 7,992,101 shares of Common Stock, representing beneficial ownership of approximately 18.3% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(ii) PBC MGPEF DDH may be deemed to beneficially own 4,707,340 shares of Common Stock, representing beneficial ownership of approximately 10.8% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(iii) PBC Digital Holdings II may be deemed to beneficially own 3,036,488 shares of Common Stock, representing beneficial ownership of approximately 7.0% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act. The foregoing excludes (I) 833,334 shares of Common Stock issuable upon conversion of the Additional Note issued to PBC Digital Holdings II because the Additional Note contains a blocker provision under which the holder thereof does not have the right to convert the Additional Note to the extent (but only to the extent) that after giving effect to such conversion the holder thereof (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the Common Stock and (II) 250,000 shares of Common Stock issuable upon exercise of the Additional Warrant issued to PBC Digital Holdings II because the Additional Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Additional Warrant to the extent (but only to the extent) that the holder thereof or any of the holder’s affiliates would beneficially own in excess of 4.99% of the Common Stock. Without such blocker provisions, PBC Digital Holdings II may be deemed to have beneficial ownership of 4,119,822 shares of Common Stock, representing in the aggregate beneficial ownership of approximately 9.2% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(iv) PBC DDH Warrants may be deemed to beneficially own 666,554 shares of Common Stock, representing beneficial ownership of approximately 1.5% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(v) PBC GP III may be deemed to beneficially owned 23,639,100 shares of Common Stock in the aggregate, consisting of (i) 7,992,101 shares of Common Stock held by PBC Digital Holdings, (ii) 4,707,340 shares of Common Stock held by PBC MGPEF DDH, (iii) 3,036,488 shares of Common Stock held by PBC Digital Holdings II, (iv) 666,554 shares of Common Stock held by PBC DDH Warrants and (v) 7,236,617 shares of Common Stock that were pledged by Mr. Textor and his wife pursuant to the Security Agreement, representing in the aggregate beneficial ownership of approximately 54.3% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act. The foregoing excludes (I) 833,334 shares of Common Stock issuable upon conversion of the Additional Note issued to PBC Digital Holdings II because the Additional Note contains a blocker provision under which the holder thereof does not have the right to convert the Additional Note to the extent (but only to the extent) that after giving effect to such conversion the holder thereof (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the Common Stock and (II) 250,000 shares of Common Stock issuable upon exercise of the Additional Warrant issued to PBC Digital Holdings II because the Additional Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Additional Warrant to the extent (but only to the extent) that the holder thereof or any of the holder’s affiliates would beneficially own in excess of 4.99% of the Common Stock. Without such blocker provisions, PBC GP III may be deemed to have beneficial ownership of 24,722,434 shares of Common Stock, representing in the aggregate beneficial ownership of approximately 55.4% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(vi) PBC JT may be deemed to beneficially own 7,236,617 shares of Common Stock, representing beneficial ownership of approximately 16.6% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) No transactions in the Common Stock were effected by the Reporting Persons since the filing of Amendment No. 2.

(d) Except as stated in Items 4 and 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Items 2, 4 and 5 of this Schedule 13D is hereby incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, dated as of October 11, 2012, by and among PBC GP III, LLC, PBC Digital Holdings, LLC, PBC MGPEF DDH, LLC, PBC Digital Holdings II, LLC, PBC DDH Warrants, LLC and PBC JT, LLC

Exhibit A	Pledge and Security Agreement, dated as of November 22, 2011, made by John C. Textor and Deborah W. Textor to PBC JT, LLC, a Delaware limited liability company, as administrative agent for the Lenders (as defined therein)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012	PBC GP III, LLC

	By:	/s/ Shaun L. McGruder
Name: Shaun L. McGruder
Its: Manager

PBC Digital Holdings, LLC By: PBC GP III, LLC Its: Manager

By:	/s/ Shaun L. McGruder
Name: Shaun L. McGruder
Its: Manager

PBC MGPEF DDH, LLC By: PBC GP III, LLC Its: Manager

By:	/s/ Shaun L. McGruder
Name: Shaun L. McGruder
Its: Manager

PBC Digital Holdings II, LLC By: PBC GP III, LLC Its: Manager

By:	/s/ Shaun L. McGruder
Name: Shaun L. McGruder
Its: Manager

PBC DDH Warrants, LLC By: PBC GP III, LLC Its: Manager

By:	/s/ Shaun L. McGruder
Name: Shaun L. McGruder
Its: Manager

PBC JT, LLC By: PBC GP III, LLC Its: Manager

By:	/s/ Shaun L. McGruder
Name: Shaun L. McGruder
Its: Manager